

VOZROZHDENIE
BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

06.07.10
1108/15267



10016283

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 9/3

June 25, 2010

Resolutions of the Annual General Meeting of Shareholders

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind of general meeting (annual, extraordinary).
Annual.
2.2. Form of the held general meeting.
Meeting (joint presence of shareholders with preliminary ballots forwarded before the annual general meeting).
2.3. Date and place of the held general meeting.
June 25, 2010.
7/4, Luchnikov pereulok, building 1, Moscow
2.4. Quorum of general meeting.
The number of votes held by shareholders taking part in the general meeting is **19 761 917** votes, or **83,21%** of total number of voting shares of Bank Vozrozhdenie.
2.5. Matters put to vote and results of voting:
Issue 1. Approval of the Annual Report, Annual Financial Statements, Income Statement for 2009.
Voting results: «For» — 19 696 887, «Against» — 1, «Abstain» — 21 101
Issue 2. Approval of the Bank Vozrozhdenie Board of Directors Report.
Voting results: «For» — 19 702 292, «Against» — 61, «Abstain» — 15 636
Issue 3. Approval of the new edition of Regulations on remunerations and compensations for members of the Board of Directors of Bank Vozrozhdenie
Voting results: «For» — 19 646 410, «Against» — 1 317, «Abstain» — 50 262
Issue 4. Payment of remuneration to the members of the Board of Directors of Bank Vozrozhdenie according to 2009 results.
Voting results: «For» — 19 663 866, «Against» — 3 049, «Abstain» — 56 850
Issue 5. On profit distribution, including dividends payout according to 2009 results.
Voting results: «For» — 19 650 942, «Against» — 715, «Abstain» — 52 384
Issue 6. Approval of Alterations No.12 to the Articles of Association of Bank Vozrozhdenie.
Voting results: «For» — 19 669 624, «Against» — 61, «Abstain» — 52 856
Issue 7. Approval of Alterations No.1 to the Regulation on the General Meetings of Shareholders of Bank Vozrozhdenie.
Voting results: «For» — 19 670 588, «Against» — 61, «Abstain» — 53 392
Issue 8. Approval of Alterations No.1 to the Order of holding General Meeting of Shareholders of Bank Vozrozhdenie.
Voting results: «For» — 19 668 268, «Against» — 1, «Abstain» — 53 348
Issue 9. Approval of Alterations No.2 to the Regulation on the Board of Directors of Bank Vozrozhdenie.
Voting results: «For» — 19 668 324, «Against» — 61, «Abstain» — 55 656
Issue 10. Approval of Alterations No.2 to the Regulation on the Executive Bodies of Bank Vozrozhdenie.
Voting results: «For» — 19 668 368, «Against» — 61, «Abstain» — 55 612
Issue 11. Approval of transactions between Bank Vozrozhdenie and related parties that may be concluded on standard terms during the period until the next annual General Meeting of Shareholders in the normal course of business.
Voting results: «For» — 19 667 560, «Against» — 1 001, «Abstain» — 55 476
Issue 12. Election of the Board of Directors of Bank Vozrozhdenie
(Number of votes «For» for nominated candidate):
Mr. Dmitriy Lvovich Orlov — 19 412 895
Ms. Lyudmila Antonovna Goncharova — 19 063 691
Mr. Alexander Vitalievich Dolgopolov — 19 106 418
Mr. Valery Petrovich Zhigulich — 19 234 735
Mr. Nikolai Stepanovich Zatsepin — 18 945 405
Mr. Yuriy Mikhailovich Marinichev — 19 070 506
Mr. Otar Leontievich Margania — 18 946 349
Mr. Nikita Sergeevich Mikhalkov — 19 231 489
Mr. Vladimir Georgievich Panskov — 19 240 050

Mr. Yury Vladimirovich Poletaev — 19 233 332
Mr. Victor Vladimirovich Khartov — 19 238 652
Mr. Mukhadin Abdurakhmanovich Eskindarov — 19 249 182
Against all candidates — 6 093 288
Abstained for all candidate — 377 520
Issue 13. Setting the number of members of the Audit Commission of Bank Vozrozhdenie
Voting results: «For» — 19 677 720, «Against» — 13, «Abstain» — 43 600
Issue 14. Election of the Audit Commission of Bank Vozrozhdenie
Afonin Victor Anatolievich
Voting results: «For» — 6 790 737, «Against» — 525, «Abstain» — 31 948
Lapinskaya Tamara Nikolaevna
Voting results: «For» — 6 789 397, «Against» — 69, «Abstain» — 34 144
Markina Svetlana Alekseevna
Voting results: «For» — 6 788 997, «Against» — 69, «Abstain» — 34 144
Abramova Elena Vyacheslavovna
Voting results: «For» — 6 788 997, «Against» — 69, «Abstain» — 34 144
The decision is made by the majority of shareholders having the right to take part in voting on this issue.
Issue 15. Approval of the Auditor of Bank Vozrozhdenie
Voting results: «For» — 19 690 945, «Against» — 0, «Abstain» — 31 988
2.6. Resolutions made by the General Meeting of Shareholders:
On the first issue of the agenda:
1.1. To approve Bank Vozrozhdenie Annual Report for 2009.
1.2. To approve the Annual Financial Statements and Income Statement of Bank Vozrozhdenie for 2009.
On the second issue of the agenda:
To consider Bank Vozrozhdenie Board of Directors' activity as satisfactory.
On the third issue of the agenda:
To approve the new edition of Regulations on remunerations and compensations for members of the Board of Directors of Bank Vozrozhdenie.
On the fourth issue of the agenda:
4.1. To pay remuneration to the members of the Board of Directors of Bank Vozrozhdenie according to the Regulations on remunerations and compensations for members of the Board of Directors of Bank Vozrozhdenie for participation in the activity of the Board of Directors in 2009 in the following amounts:
Executive directors (members of the Management Board and Chairman of the Management Board) are not paid any remuneration;
Chairman of the Board of Directors should be paid USD 100 thousand in Russian rubles according to the CBR exchange rate as on the day of making a decision by the Board of Directors on including the item on remunerations payment to the Board of Directors to the agenda of the General Meeting of Shareholders;
Independent directors — Heads of Committees of the Board of Directors should be paid USD 50 thousand in Russian rubles according to the CBR exchange rate as on the day of making a decision by the Board of Directors on including the item on remunerations payment to the Board of Directors to the agenda of the General Meeting of Shareholders;
Other members of the Board of Directors should be paid USD 20 thousand in Russian rubles according to the CBR exchange rate as on the day of making a decision by the Board of Directors on including the item on remunerations payment to the Board of Directors to the agenda of the General Meeting of Shareholders.
4.2. The members of the Board of Directors who are tax residents of the Russian Federation should be paid remuneration in Russian rubles. The members of the Board of Directors who are tax nonresidents of the Russian Federation should be paid remuneration in US dollars by means of conversion of the amount of remuneration payable in accordance with the CBR exchange rate as on the day of making a decision by the Board of Directors on including the item on remunerations payment to the Board of Directors to the agenda of the General Meeting of Shareholders.
4.3. Remuneration should be paid no later than July 16, 2010.
4.4. Surplus of funds assigned to be paid as remuneration to the members of the Board of Directors in accordance with the results of 2008 arising from exchange rates differences to be transferred to the undistributed profit account.
On the fifth issue of the agenda:
5.1. To approve the following profit distribution of Bank Vozrozhdenie for 2009, rub.:
Profit before Income Tax — 1 668 139 799.31rubles
Income Tax — 632 801 595.75 rubles
Net profit to be distributed — 1 035 338 203.56 rubles
Dividends payable, total — 14 463 357.00 rubles, Incl.
— on common shares — 11 874 347.00 rubles
— on preferred shares — 2 589 010.00 rubles
Remunerations to the members of the Board of Directors — 9 321 216.00 rubles
Fund of savings for business development — 1 011 553 630.56 rubles
5.2. To propose the annual General Meeting of Shareholders to approve the following amount of dividends per share:
— on common non-documentary registered shares with the face value of RUB 10 each, as 5% of the face value which is RUB 0.50 per share;
— on preference non-documentary registered shares with the fixed amount of dividends with the face value of RUB 10 each, as 20% of the face value which is RUB 2.00 per share.
5.3. To set that the list of persons entitled to get annual dividends should be established on May 6, 2010 at 19:00 being the date of establishing the list of persons having the right to participate in the AGM.

5.4. To pay dividends during the period from August 17 to August 24, 2010 by bank transfer in accordance with the bank details recorded in the Bank Vozrozhdenie system of shareholders' registration. If banking details are not available, dividends payment to individual shareholders will be carried out at the cash desks of the Bank's branches starting from August 17, 2010.
On the sixth issue of the agenda:
6.1. To approve Alterations No. 12 to the Articles of Association of Bank Vozrozhdenie.
6.2. To give the authority of signing the application for registering Alterations No.12 to the Articles of Association of Bank Vozrozhdenie to the Chairman of the Board of Directors of Bank Vozrozhdenie.
On the seventh issue of the agenda:
To approve Alterations No.1 to the Regulation on the General Meeting of the Shareholders of Bank Vozrozhdenie.
On the eighth issue of the agenda:
To approve Alterations No.1 to the Order of holding General Meeting of Shareholders of Bank Vozrozhdenie.
On the ninth issue of the agenda:
To approve Alterations No.2 to the Regulation on the Board of Directors of Bank Vozrozhdenie.
On the tenth issue of the agenda:
To approve Alterations No.2 to the Regulation on the Executive Bodies of Bank Vozrozhdenie.
On the eleventh issue of the agenda:
11.1. To approve transactions of Bank Vozrozhdenie that may be effected in future under standard terms and conditions during the period until the next annual General Meeting of Shareholders in the course of ordinary economic activities of the Bank, including bank operations and transactions (loans, pledges, surety, deposits, bank guarantees, rights acquisition, leasing, factoring, granting and placement of bank-to-bank loans as well as other transactions in the framework of the licenses for banking operations), which are recognized under the law of the Russian Federation as transactions with related parties recognized as such under the law of the Russian Federation.
11.2. To approve transactions of Bank Vozrozhdenie that may be effected in future under standard terms and conditions during the period until the next annual General Meeting of Shareholders in the course of ordinary economic activities of the Bank including bank operations and transactions, related to acquisition, pledge, renting and disposal of real estate, which can be carried out in the future under standard terms, and conditions during the period until the next annual General Meeting of Shareholders and recognized under the law of the Russian Federation as transactions with related parties recognized as such under the law of the Russian Federation.
11.3. To approve transactions of Bank Vozrozhdenie related to acquisition and disposal of securities, including securities in issue (except transactions of placement by subscription or selling ordinary shares as well as issuing securities which can be converted to the ordinary shares) which can be carried out in the future under standard terms, and conditions during the period until the next annual General Meeting of Shareholders and recognized under the law of the Russian Federation as transactions with related parties recognized as such under the law of the Russian Federation.
11.4. To determine that the upper limit for each of transactions to be concluded or for a number of related transactions with each of related parties shall not exceed 6 900 000 000 (six billion nine hundred million) rubles.
11.5. To determine that the upper limit for each of credit risk bearing transactions to be concluded with persons considered as related parties shall not exceed 2,500,000,000 (two billion five hundred million) rubles. In addition the upper limit for a number of related with each of related parties shall not exceed 5,000,000,000 (five billion) rubles
11.6. To determine that the material terms and conditions of transactions with related parties to be effected within the limits set by the General Meeting of Shareholders shall not be essentially different from terms and conditions of similar transactions with non-related parties.
On the twelfth issue of the agenda:
To elect the Board of Directors of Bank Vozrozhdenie as follows:
Dmitry L'vovich Orlov,
Lyudmila Antonovna Goncharova,
Aleksander Vitalievich Dolgopolov,
Valery Petrovich Zhigulich,
Nikolay Stepanovich Zatsepin,
Yury Mikhailovich Marinichev,
Otar Leontievich Margania,
Nikita Sergeevich Mikhalkov,
Vladimir Georgievich Panskov,
Yury Vladimirovich Poletaev,
Victor Vladimirovich Khartov,
Mukhadin Abdurakhmanovich Eskindarov.
On the thirteenth issue of the agenda:
To set the number of members of the Audit Commission of Bank Vozrozhdenie as 4 people.
On the fourteenth issue of the agenda:
To elect the Audit Commission of Bank Vozrozhdenie as follows:

Afonin Victor Anatolievich;
Lapinskaya Tamara Nikolaevna;
Markina Svetlana Alekseevna;
Abramova Elena Vyacheslavovna

On the fifteenth issue of the agenda:
To approve PricewaterhouseCoopers Audit ZAO as the Auditor of Bank Vozrozhdenie.
2.7. Date of drawing up the Minutes:
June 25, 2010.

Decisions taken by the Bank Vozrozhdenie General meeting of Shareholders as well as the voting results according to the agenda were proclaimed at the General Meeting of Shareholders.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) Alexander V. Dolgopolov

3.2. June 25, 2010

Payment of dividends on ordinary and preferred shares

June 25, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind, category (type), series and other identification requisites of securities.
Ordinary non-documentary registered shares.
Preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration (identification number of issue (additional issue) of securities and the date when it was given in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered)
No. 10101439B dated April 12, 1991;
No. 20201439B dated March 06, 2002.
2.3. Registration authority which registered the issue (additional issue) of securities and gave the identification number to issue (additional issue) of securities in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered:
Central Bank of Russian Federation
2.4. General Meeting of shareholders of Bank Vozrozhdenie
Governing body of the issuer adopting resolution for payment (declaration) of share dividends
2.5. Date of making decision to pay (declare) of share dividends
June 25, 2010
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution for payment (declaration) of share dividends
June 25, 2010
2.7. Total amount of share dividends of certain category (type) and rate of dividends per one share of certain category (type).
Total amount of dividends accrued on:
— ordinary non-documentary registered shares — 11,874,347 (eleven million eight hundred seventy four thousand three hundred forty seven) rubles;
— preferential non-documentary registered shares with fixed rate of dividends — 2,589,010 (two million five hundred eighty nine thousand ten) rubles;
Rate of dividends accrued:
— per one ordinary non-documentary registered share with face value of 10 (ten) rubles — 50 (fifty) kopecks;
— per one preferential non-documentary registered shares with fixed rate of dividends with face value of 10 (ten) rubles — 2 (two) rubles.
2.8. Form of income paid on securities of the issuer (money or other property).
For legal entities — non-cash money payment in rubles of Russian Federation;
For individuals — cash or non-cash money payment in rubles of Russian Federation.
2.9. Deadline date of obligation for payment of income on securities of the issuer (share dividends, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by the issuer.
Non-cash payment of dividends will be provided from August 17, 2010 to August 24, 2010, in accordance with bank requisites specified in system of register of shareholders of Bank Vozrozhdenie; if there are no such bank requisites, cash payment of dividends will be made to individual shareholders through the Bank offices from August 17, 2010
2.10. Total amount of dividends paid on shares of issuer. RUB 0 (zero)

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov

3.2. June 25, 2010